June 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Kluck

Laura Crotty

Re:	Lyell Immunopharma, Inc.

Registration Statement on Form S-1, as amended

(File No. 333-256470)

Acceleration Request

Requested Date: Wednesday, June 16, 2021

Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Lyell Immunopharma, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective at 4:00 p.m. Eastern time on June 16, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between June 9, 2021 through the date hereof we have distributed approximately 4,034 copies of the Company’s Preliminary Prospectus dated June 9, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC BOFA SECURITIES, INC. J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Dan Cocks
Name: Dan Cocks
Title: Managing Director

By:	BofA Securities, Inc.

By:	/s/ Greg Butz

Name: Greg Butz
Title: Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
Name: Benjamin Burdett
Title: Managing Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Managing Director

(Signature Page to Acceleration Request Letter)